SUMMARY ANNUAL REPORT
07

MEETING EVERY NEED, EVERY CUSTOMER, EVERY DAY.

Talented people going above and beyond.

German American Bancorp, Inc.

Strong Ties.
Strong Solutions.



07

Table of Contents



Mission

Building relationships that are mutually beneficial to our clients and our shareholders.

Vision

German American Bancorp, Inc. will build a regional presence offering a full array of integrated financial products and services. We will always be mindful of our community banking roots and the importance of enhancing and growing the relationships we have with our shareholders, customers, employees, and communities.

German
American
Bancorp, Inc.

Strong Ties.
Strong Solutions.

Dear Shareholders,

This year's Summary Annual Report theme, **"Meeting Every Need, Every Customer, Every Day – talented people going above and beyond"** captures the essence of German American Bancorp. During 2007, German American continued to successfully build upon our vision of the creation of the preeminent Southern Indiana-based regional financial services company; offering customers a fully diversified product line of banking, insurance, and investment services delivered by talented and knowledgeable financial professionals. Our success, across all business lines, in 2007 once again validated our customers' recognition and acceptance of the value our business model delivers in terms of meeting all their personal and business financial needs. I'm pleased to share with you our 2007 financial results as outlined in this Summary Annual Report and invite you to review our SEC 10-K Report for a more detailed analysis.

Coming on the heels of our record financial performance in 2005 and 2006, German American's net income declined slightly by 8% to $9,405,000, or $0.85 per share, in 2007 from the record level of $10,221,000, or $0.93 per share, recorded in 2006. Our financial performance in 2007 was affected by an elevated level of provision for loan loss, largely attributable to the resolution of a previously identified single non-performing credit during the first quarter of the year. Although we're disappointed this elevated level of provision in 2007 negated what would have been the third successive year of record financial performance, we recognize that general economic and credit related issues are part and parcel of being in the financial industry and German American is not immune from these forces.

Throughout 2007, we continued our efforts on the development of those core operating fundamentals that we believe will be critical to our ability to achieve sustainable, long-term superior financial performance – the ultimate driver of long-term shareholder value. I'm pleased to be able to share with you our numerous areas of success during 2007 in the enhancement of our core operating fundamentals.

Like most financial services companies, German American's largest source of revenue is derived from the spread earned between its interest income and interest expense. This spread, the Company's net interest income, is a key driver of our financial performance. During 2007, our net interest income increased by $2,419,000, or nearly 7%, driven by an increased level of earning assets as total assets, total loans, and total deposits all achieved the highest levels recorded as of year-end in the Company's history! 2007 also marked the 10th consecutive year of growth within the Company's portfolio of commercial and agricultural loans. The growth of our commercial and agricultural loans has been a major area of focus in recent years as we strongly believe this segment of our customer base particularly values our relationship-based approach to doing business.

Our portfolio of commercial and agricultural loans, which on a combined basis now comprises more than 70% of the Company's total loans, increased by $71 million, or nearly 13%, to $623 million during 2007. A significant portion of the loan growth in 2007 was the result of the success of our newly opened Bloomington banking office. This office, which opened for business in February 2007, generated approximately $50 million of this annual loan growth. We're very pleased that German American has been so well received by the business community in Bloomington and recognize the banking team we've assembled in Bloomington as a key component to our success in that market. We anticipate further growth and expansion opportunities within the Bloomington market in the coming years.

During 2007, our net interest income increased by $2,419,000, or nearly 7%, driven by an increased level of earning assets.

We also enjoyed continued success during 2007 in our efforts to grow our sources of non-interest revenue. Within our trust and investment advisory services and our insurance operations in 2007, we reported the 6th consecutive year of record levels of revenue generated from these sources. During 2007, revenue from both of these areas of enhanced importance to our revenue base generated double-digit growth as German American Insurance, Inc. increased in excess of 18% to $5.6 million while the annual revenue stream of German American Financial Advisors & Trust Company increased in excess of 18% to $2.6 million. Additionally, deposit account fees grew to $4.4 million, an increase of nearly 12% during the year. These sources of non-interest-dependent revenue are expected to take on increased importance in the coming years due to the anticipated long-term effect of increasingly competitive pricing of both loans and deposits on future years' net interest income.

While we're extremely pleased with our ability to continue to grow our revenue base, in terms of both net interest income and non-interest revenue, we recognize that a consistent and growing revenue stream alone is not enough for the achievement of our objective of delivering top quartile performance relative to that of our Midwest Banking Peer Group (see our 2008 Proxy Statement for further details on this peer group). To achieve top quartile performance among our peer group of similarly sized Midwest publicly-traded banking companies, we must also consistently control both our credit quality and our operating overhead. I'm pleased to report that we also made significant progress in both of these areas in 2007.

German American's asset quality continued to show improvement during 2007 as evidenced by the Company's ratio of non-performing loans to total loans. Following resolution of the previously-noted single non-performing credit in the first quarter of 2007, our year-end ratio of total non-performing loans to total loans declined to 0.50%, the lowest level we have experienced since year-end 2003. This strong and improving level of credit quality at German American is in contrast to what much of the banking industry is experiencing in the Midwest and throughout the United States, in part due to the general relative strength of the Southern Indiana economy.

We remain cautiously optimistic about the prospects for continuation of our historically strong levels of credit quality in the coming year, while also being cognizant that commercial real estate and real estate development borrowers are facing an increasingly difficult economic environment. We continue to closely monitor the commercial real estate credits and limited number of real estate development credits in our portfolio for signs of weakness and will appropriately respond to any changes in the quality of individual credits within these components of our loan portfolio. As is the case for any banking organization, our financial performance will periodically be affected by the impact of economic cycles on our borrowing customers and on their financial ability to fully comply with the terms of their obligations to us. Management's role is to control and limit the impact of the cyclical nature of the general economy on our credit quality and financial performance. We remain diligent in the successful completion of that role.

In regard to our ongoing effort to effectively control the level of our operating overhead, German American embarked in 2007 upon a formal Effectiveness Study, resulting in a Plan of Action designed to enhance long-term shareholder value through an improvement of our operating effectiveness and efficiency. The overall objective of the Plan is the achievement of the previously-stated objective of delivering top quartile financial performance relative to that of our Midwest Banking Peer Group. Full implementation of the Plan is scheduled to be completed by the end of 2008. While we expect we will begin to achieve during 2008 some of the benefits from the Plan's operating and other efficiencies, the implementation of certain plan initiatives will also result in certain non-routine charges to non-interest expense during 2008. Accordingly, we anticipate that 2009 will be the earliest fiscal year in which the full benefit of the Plan might be realized by the Company.

In terms of our productivity, an important measure of productivity for a financial services company is the ratio of revenue (defined as net interest income + non-interest income, exclusive of net gain / (loss) on securities) to compensation (defined as salaries and employee benefits expense). In 2007, German American's revenue/compensation ratio reflected a 7% productivity gain, as compared to 2006, and we anticipate a substantial additional productivity improvement upon the full implementation of the Effectiveness Plan. The results of our efforts in terms of control of operating overhead were also reflected in an approximately 20% reduction in the level of data processing and professional fees as well as relatively flat expense levels in most of the other non-interest expense categories.

In closing, I would like to thank our officers and staff for their commitment and dedication to the achievement of our vision of the creation of the preeminent Southern Indiana-based regional financial services company and to thank you, our shareholders, for your long-term perspective and your loyalty. While we believe that the current market environment for stocks within the financial sector most certainly hasn't fully recognized nor adequately rewarded us for the steps we've made in recent years toward the enhancement of long-term shareholder value, we remain fully committed to the successful execution of our plan to deliver sustainable, long-term superior financial performance. We are also confident that our actions will positively affect both our financial and stock performance in the coming years as the inherent value of financial stocks, in general, and the value of German American's successful business model are once again recognized by the market.

Sincerely,

Mark A. Schroeder
President & Chief Executive Officer
March 1, 2008

We Are

German American Bancorp, Inc. is a $1 billion financial services company serving the banking, insurance, and investment needs of businesses, farmers, non-profit organizations, and consumers throughout Southern Indiana. Headquartered in Jasper, Indiana, German American has offices in ten counties. We are genuinely committed to being the preeminent financial provider in Southern Indiana. German American provides a comprehensive array of financial products and services including deposit accounts, mortgage lending, business lending, consumer lending, wealth management, financial planning, insurance coverage, and numerous electronic delivery options. We offer every client the finest money management solutions coupled with unparalleled personalized service, backed by our Shield of Excellence Guarantee.



Business Lines

German American offers full service financial products and services, and employs talented professionals with strong community ties in all areas of the organization. German American has "best in class" commercial bankers, mortgage lenders, consumer bankers, financial advisors, and insurance representatives. Our talented people deliver the very best service to clients, and are often praised for going above and beyond. Internally, we refer to service that goes above and beyond as "Wow-worthy." Throughout our entire organization, we celebrate Wow-worthy service during team meetings and every Wednesday on our intranet employee site. Thankfully, we have much to celebrate across all business lines.

Community

Our community roots are firmly planted throughout the counties and markets we serve. Southern Indiana provides a diverse regional economy supporting manufacturing, agriculture, tourism, retail, and a variety of service industries. We understand that our organization has a responsibility and an opportunity to continue building and supporting a healthy regional economy.

Community citizenship and leadership are key issues for us. We actively support the communities in which we live and work. We provide loans to strengthen local businesses and create employment opportunities. We provide home ownership options for all types of families. Plus, we actively participate in community events and functions to support charitable and civic organizations. We understand social responsibility; and our employees regularly volunteer and work side-by-side with family members, neighbors, clients, businesses and community leaders to make our communities great places to raise families.











Our Board of Directors

German American Bancorp, Inc.'s Board of Directors are very active, successful community leaders located throughout Southern Indiana. Our directors take their role of corporate governance and oversight very seriously, and we feel that is a tremendous strength for our organization. The loyalty of our shareholders is frequently made apparent when we assist with shares that have been passed from generation to generation. This loyalty and allegiance to German American is greatly appreciated and recognized as something that must continually be earned. Our directors and management team take every step to ensure that we fully evaluate our opportunities to enhance shareholder value while maintaining a very prudent approach.



BAWEL, DOUGLAS A.
Doug is the President and CEO of Jasper Engines and Transmissions of Jasper Indiana, a position that he has held since 1987. Other business interests include Penske Jasper Engines and Dubois County Flight Services. Doug is active in a variety of organizations, including Patoka Valley Health Care Cooperative and many more. He was named Indiana Business Leader of the Year in 2003 and received Indiana's Entrepreneur of the Year Award for Manufacturing in 1997.



ERNST, CHRISTINA M.
Chris is the President and Chairman of the Board for Miller Construction Company, Inc., a third generation family business based in Vincennes, Indiana, specializing in the building and maintenance of high voltage power lines for utility companies located throughout the Midwest. Chris holds a Bachelor of Science Degree and a Master of Science Degree from Indiana University. She was a founding member of the Knox County Community Foundation and serves as Vice Chairman of the Vincennes University Foundation Board of Directors. Chris was recognized by the State of Indiana as the recipient of the Torchbearer Award, the highest award presented to women by the State, for inspiring women through her leadership and success in a non-traditional career.



FORBES, RICHARD E.
Rich is President and CEO of Fortune Brands Home and Hardware, the $4.6 billion subsidiary of Fortune Brands, Inc. that includes MasterBrand Cabinets, Moen faucets, Therma-Tru doors, Simonton windows, Master Lock padlocks and Waterloo tool storage brands. He was named to this position January 1, 2007. Prior to his current role, Rich held positions of increasing responsibility at MasterBrand Cabinets for nearly 20 years, including being named President in 1999. Rich currently serves on the board of the Dubois County Area Development Corp. and the Finance Committee of the Dubois County Community Foundation.



KLEM, U. BUTCH

Butch is president and CEO of U.B. Klem Furniture Company located southeast of Jasper, Indiana.
Butch founded the company, which specializes in restaurant furniture manufacturing for a variety of national franchisors, in 1973. He was awarded the Indiana Entrepreneur of the Year Award for Manufacturing in 1995.



LETT, J. DAVID

As a partner with Lett and Jones Attorneys at Law, Dave serves Loogootee and Martin County with his law practice and is actively involved in many community groups. He also serves as a part-time Deputy Prosecuting Attorney for Daviess County, Indiana. Dave received his Bachelor of Arts from Franklin College and his Juris Doctor degree from Thomas M. Cooley School of Law.



MEHNE, GENE C.

Gene holds an Associates degree from Vincennes University and graduated with distinction with a Bachelor of Science Degree from Purdue University. Gene is President and Manager of Mehne Farms, Inc., which operates in northern Dubois County. Gene is involved in various farm organizations, and serves as Treasurer of St. Paul's Capital Stewardship Fund.



SCHROEDER, MARK A.

Mark Schroeder is the President and CEO of German American Bancorp, Inc. Mark earned an Associate of Science degree in Banking and Finance from Vincennes University, a Bachelor of Science Degree in Financial Management from University of Evansville, and holds a Certified Public Accounting license from the State of Indiana. Mark is also a graduate of the ABA Commercial Lending Graduate School and the ABA Stonier Graduate School of Banking. Mark is Vice Chairman of the Board of Directors of the Indiana Department of Financial Institutions and a member of the Board of Directors of the Indiana Bankers Association. Mark also serves on the Board of Directors of the Independent Community Bankers of America, the national trade association for community banking.



SEGER, LARRY S.

Larry holds his Bachelor of Science degree in Business Marketing from Indiana University. As the President of Wabash Valley Produce, Larry oversees sales exceeding $400 million with 950 employees in 7 locations. Larry also serves as the U.S. Egg Marketers President and Chairman.



VOYLES, MICHAEL J.

Mike was awarded the Petersburg Pride Good Neighbor Business Award in 2005 for his efforts in giving back to the Petersburg community. Mike is the President of Voyles Supermarket. He earned his Bachelor of Science in Electrical Engineering from Purdue University.

Locations

GERMAN AMERICAN BANCORP
711 Main Street
Jasper, IN 47546
812.482.1314

GERMAN AMERICAN FINANCIAL ADVISORS & TRUST COMPANY
711 Main Street
Jasper, IN 47546
812.482.5808

GERMAN AMERICAN INSURANCE, INC.
246 3rd Avenue
Jasper, IN 47546
812.482.2866

Serving Daviess County
Peoples Bank
German American Financial Advisors
Stafford-Williams Insurance

Serving Dubois County
German American Bank
German American Financial Advisors
German American Insurance, Inc.

Serving Gibson County
Citizens State Bank
German American Financial Advisors

Serving Knox County
First American Bank
German American Financial Advisors
Knox County Insurance
Smith & Bell Insurance

Serving Lawrence County
Stone City Bank
German American Financial Advisors
Keach & Grove Insurance

Serving Martin County
Peoples Bank
German American Financial Advisors

Serving Monroe County
German American Bancorp
German American Financial Advisors

Serving Perry County
First State Bank
German American Financial Advisors

Serving Pike County
Citizens State Bank
German American Financial Advisors
Doty Insurance

Serving Spencer County
First State Bank
German American Financial Advisors



Bank Locations
Insurance Locations
Financial Advisors Locations

MONROE COUNTY

DAVIESS COUNTY

LAWRENCE COUNTY

MARTIN COUNTY

KNOX COUNTY

GIBSON COUNTY

PIKE COUNTY

DUBOIS COUNTY

PERRY COUNTY

SPENCER COUNTY

9

Leadership

Our local leadership truly know the clients, communities, and market areas they serve. Our customers appreciate our local decision-making provided by our professional, experienced staff. Rather than a "one-size fits all" canned approach, our financial experts provide made-to-order customized solutions for clients. Knowing the customers, knowing the markets, and having the ability and authority to make decisions, empowers our local leadership to truly make a difference for clients.

Enabling customers to make sound financial decisions and reach their financial goals are the main objectives of German American. Gaining a clear understanding of customer needs, by truly listening to the customer, results in solutions that work. Strong ties to customers begin with open, two-way communication, made possible by our local presence, professional leadership, and commitment to exceeding customer expectations.

The German American family believes whole heartedly in the Shield of Excellence Guarantee. Our clients are guaranteed excellent products and service everywhere they see the shield and our employees deliver on that pledge of excellence every day. We look for ways to exceed client expectations because we know relationships are built on trust, working together, and finding ways to be of service. Our pledge of excellence strongly communicates our commitment to excellence. Clients count on us . . . . because they can. We guarantee it.

Moving Forward

We are proud of accomplishments to date, yet we set new goals and milestones for the future. While maintaining our commitment to community banking, we look for additional ways to serve clients throughout our market areas. Remote capture, which is a product that allows for transactions to be sent to us electronically, allows us to work with clients who have offices in our market areas, as well as outside of them. Establishing goals to provide full-service financial products to our clients, regardless of their physical location, enables German American to grow and expand. Plus, our clients enjoy the service we provide whether they are speaking with us over the telephone, exchanging emails, or visiting with us in our offices. German American continues to look for ways to build our presence and enhance our service to customers, enabling us to reach new goals and milestones.





11

Report of Independent Registered Public Accounting Firm

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of German American Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, appearing in the Annual Report on Form 10-K, not appearing herein. In our report dated February 29, 2008, also appearing in the Annual Report on Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the condensed consolidated financial statements presented on pages 14 and 15 is fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Louisville, Kentucky
February 29, 2008



Five Year Summary

The following selected data should be read in conjunction with the Company's Annual Report on Form 10-K for 2007. Dollars in thousands, except per share data.

	2007	2006	2005	2004	2003
Summary of Operations:					
Interest Income	$ **72,261**	$ 63,594	$ 50,197	$ 47,710	$ 50,619
Interest Expense	**33,646**	27,398	17,984	16,471	21,084
Net Interest Income	**38,615**	36,196	32,213	31,239	29,535
Provision for Loan Losses	**3,591**	925	1,903	2,015	811
Net Interest Income after Provision					
For Loan Losses	**35,024**	35,271	30,310	29,224	28,724
Non-interest Income	**15,704**	15,993	14,502	9,620 (1)	12,934
Non-interest Expense	**37,221**	37,059	31,756	30,609	32,219 (2)
Income before Income Taxes	**13,507**	14,205	13,056	8,235	9,439
Income Tax Expense	**4,102**	3,984	3,335	996	1,271
Net Income	$ **9,405**	$ 10,221	$ 9,721	$ 7,239	$ 8,168
Year-end Balances:					
Total Assets	$ **1,131,710**	$ 1,093,424	$ 946,467	$ 942,094	$ 925,946
Total Loans, Net of Unearned Income	**867,721**	796,259	651,956	629,793	611,866
Total Deposits	**877,421**	867,618	746,821	750,383	717,133
Total Long-term Debt	**86,786**	68,333	66,606	69,941	76,880 (2)
Total Shareholders' Equity	**97,116**	92,391	82,255	83,669	83,126
Average Balances:					
Total Assets	$ **1,114,140**	$ 1,029,838	$ 925,851	$ 927,528	$ 938,992
Total Loans, Net o f Unearned Income	**840,849**	715,260	634,526	622,240	618,340
Total Deposits	**889,736**	814,440	730,220	731,467	711,310
Total Shareholders' Equity	**93,677**	88,451	84,479	82,558	87,703
Per Share Data (3):					
Net Income	$ **0.85**	$ 0.93	$ 0.89	$ 0.66	$ 0.73
Cash Dividends	**0.56**	0.56	0.56	0.56	0.53
Book Value at Year-end	**8.81**	8.39	7.73	7.68	7.60
Other Data at Year-end:					
Number of Shareholders	**3,647**	3,438	3,494	3,219	3,198
Number of Employees	**371**	397	367	372	383
Weighted Average Number of Shares (3)	**11,009,536**	10,994,739	10,890,987	10,914,622	11,176,766
Selected Performance Ratios:					
Return on Assets	**0.84 %**	0.99 %	1.05 %	0.78 %	0.87 %
Return on Equity	**10.04 %**	11.56 %	11.51 %	8.77 %	9.31 %
Equity to Assets	**8.58 %**	8.45 %	8.69 %	8.88 %	8.98 %
Dividend Payout	**65.65 %**	60.29 %	62.83 %	84.46 %	73.26 %
Net Charge-offs to Average Loans	**0.32 %**	0.50 %	0.26 %	0.24 %	0.14 %
Allowance for Loan Losses to Loans	**0.93 %**	0.90 %	1.42 %	1.40 %	1.35 %
Net Interest Margin	**3.83 %**	3.96 %	3.92 %	3.86 %	3.61 %

(1) In 2004, the Company recognized a $3.7 million non-cash pre-tax charge (which reduced Non-interest Income) for the other-than-temporary decline in value of its FHLMC and FNMA preferred stock portfolio. In 2006, the Company sold these same FHLMC and FNMA preferred stocks and recognized a pre-tax gain of $951.

(2) In 2003, the Company prepaid $40.0 million of FHLB borrowings within its mortgage banking segment. The prepayment fees associated with the extinguishment of these borrowings totaled $1.9 million.

(3) Share and Per Share Data excludes the dilutive effect of stock options.

Year to year financial information comparability is affected by the purchase accounting treatment for mergers and acquisitions.

Consolidated Balance Sheets

Dollars in thousands, except per share data.

	December 31,	
	2007	**2006**
ASSETS		
Cash and Due from Banks	$ **25,283**	$ 23,960
Federal Funds Sold and Other Short-term Investments	**2,631**	5,735
Cash and Cash Equivalents	**27,914**	29,695
Interest-bearing Time Deposits with Banks	**---**	200
Securities Available-for-Sale, at Fair Value	**148,300**	179,222
Securities Held-to-Maturity, at Cost (Fair value of $4,496 and $6,192 on December 31, 2007 and 2006, respectively)	**4,464**	6,135
Loans Held-for-Sale	**5,697**	1,601
Loans	**870,643**	798,635
Less: Unearned Income	**(2,922)**	(2,376)
Allowance for Loan Losses	**(8,044)**	(7,129)
Loans, Net	**859,677**	789,130
Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost	**10,621**	10,621
Premises, Furniture and Equipment, Net	**22,783**	23,245
Other Real Estate	**1,517**	845
Goodwill	**9,655**	9,655
Intangible Assets	**4,030**	4,924
Company Owned Life Insurance	**22,533**	21,710
Accrued Interest Receivable and Other Assets	**14,519**	16,441
TOTAL ASSETS	$ **1,131,710**	$ 1,093,424
LIABILITIES		
Non-interest-bearing Demand Deposits	$ **136,212**	$ 137,671
Interest-bearing Demand, Savings, and Money Market Accounts	**353,643**	329,690
Time Deposits	**387,566**	400,257
Total Deposits	**877,421**	867,618
FHLB Advances and Other Borrowings	**144,170**	119,889
Accrued Interest Payable and Other Liabilities	**13,003**	13,526
TOTAL LIABILITIES	**1,034,594**	1,001,033
SHAREHOLDERS' EQUITY		
Preferred Stock, $10 par value; 500,000 shares authorized, no shares issued	**---**	---
Common Stock, no par value, $1 stated value; 20,000,000 shares authorized	**11,029**	11,008
Additional Paid-in Capital	**68,408**	68,216
Retained Earnings	**16,681**	13,450
Accumulated Other Comprehensive Income (Loss)	**998**	(283)
TOTAL SHAREHOLDERS' EQUITY	**97,116**	92,391
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ **1,131,710**	$ 1,093,424
End of period shares issued and outstanding	**11,029,484**	11,008,562

See Annual Report on Form 10-K

Consolidated Statements of Income

Dollars in thousands, except per share data.

	Years ended December 31, 2007	2006	2005
INTEREST INCOME			
Interest and Fees on Loans	$ **63,852**	$ 53,490	$ 41,751
Interest on Federal Funds Sold and Other Short-term Investments	**478**	545	316
Interest and Dividends on Securities:			
Taxable	**6,992**	7,763	5,954
Non-taxable	**939**	1,796	2,176
TOTAL INTEREST INCOME	**72,261**	63,594	50,197
INTEREST EXPENSE			
Interest on Deposits	**27,289**	21,329	13,389
Interest on FHLB Advances and Other Borrowings	**6,357**	6,069	4,595
TOTAL INTEREST EXPENSE	**33,646**	27,398	17,984
NET INTEREST INCOME	**38,615**	36,196	32,213
Provision for Loan Losses	**3,591**	925	1,903
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**35,024**	35,271	30,310
NON-INTEREST INCOME			
Trust and Investment Product Fees	**2,590**	2,210	2,081
Service Charges on Deposit Accounts	**4,361**	3,901	3,723
Insurance Revenues	**5,794**	5,094	4,703
Other Operating Income	**2,817**	2,920	3,068
Net Gains on Sales of Loans and Related Assets	**822**	917	927
Net Gain / (Loss) on Securities	**(680)**	951	---
TOTAL NON-INTEREST INCOME	**15,704**	15,993	14,502
NON-INTEREST EXPENSE			
Salaries and Employee Benefits	**21,671**	21,491	18,511
Occupancy Expense	**3,144**	2,797	2,396
Furniture and Equipment Expense	**2,235**	2,191	2,008
Data Processing Fees	**1,370**	1,646	1,322
Professional Fees	**1,418**	1,786	1,703
Advertising and Promotion	**957**	940	784
Supplies	**625**	619	544
Other Operating Expenses	**5,801**	5,589	4,488
TOTAL NON-INTEREST EXPENSE	**37,221**	37,059	31,756
Income before Income Taxes	**13,507**	14,205	13,056
Income Tax Expense	**4,102**	3,984	3,335
NET INCOME	$ **9,405**	$ 10,221	$ 9,721
Earnings per Share	$ **0.85**	$ 0.93	$ 0.89
Diluted Earnings per Share	$ **0.85**	$ 0.93	$ 0.89

See Annual Report on Form 10-K

Selected Financial Information

Illustrating Growth and Solid Performance



Total Assets

	2003	2004	2005	2006	2007
	$926	$942	$946	$1,093	$1,132

(Dollars in Millions)



Total Loans (Net of Unearned Income)

	2003	2004	2005	2006	2007
	$612	$630	$652	$796	$868

(Dollars in Millions)



Net Interest Income (Tax-Equivalent)

	2003	2004	2005	2006	2007
	$31,531	$32,867	$33,443	$37,252	$39,205

(Dollars in Thousands)



Total Non-Interest Income (Excluding Securities Gains/Losses)

	2003	2004	2005	2006	2007
	$12,854	$13,298	$14,502	$15,042	$16,384

(Dollars in Thousands)



German American Bancorp, Inc.

*Strong Ties.
Strong Solutions.*

Strong Ties, Strong Solutions.

Enabling customers to make sound financial decisions is the main objective
of German American. Gaining a clear understanding of customer needs by truly listening
to the customer, results in solutions that work. Strong ties to customers begin
with open, two-way communication, made possible by our local presence and commitment
to exceeding customer expectations.

Cautionary Note re: Forward-Looking Statements

This Summary Annual Report, including our President's letter to our Shareholders on pages 2 and 3, includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, relating to such matters as our anticipated future financial and stock market performance, our Bloomington market, our credit quality, and our Effectiveness Plan.

Readers are cautioned that actual results and performance may differ materially from any of our present expectations that are expressed or implied by any forward-looking statement due to the inherent uncertainties in predicting the future, and risks affecting the Company and its stock, including those that are described in Item 1, "Business - Forward Looking Statements and Associated Risks" and in Item 1A, "Risk Factors," in our accompanying Annual Report on Form 10-K for 2007. If you did not receive a copy of the Form 10-K Annual Report with this Summary Annual Report, you may review that document (and our other SEC filings) via the Internet through the Shareholder Information section of our website, **www.germanamericanbancorp.com**.

This report speaks only as of March 1, 2008, and we do not promise anyone that it will be updated for changes or events after that date.

711 Main Street | Jasper, IN 47547-0810
812.482.1314 | www.germanamericanbancorp.com



German American Bancorp, Inc.

Strong Ties.
Strong Solutions.